SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 2)

                          Laser-Pacific Media Corporation
- -----------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock - $.0001 par value
- -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   517923108
- -----------------------------------------------------------------------------
                                 (CUSIP Number)

                               Arthur Goetchius
                  EGS Partners, L.L.C. (formerly EGS Partners, L.P.)
                                300 Park Avenue
                            New York, New York 10022
                                (212) 755-9000
- -----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 22, 1996
- -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box.     [ ]

     Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)



                                  Page 1 of 18 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            EGS Associates, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                       82,166
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        82,166
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
            82,166
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            1.16%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                 Page 2 of 18 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            EGS Partners, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        106,219
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        106,219
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            106,219
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            1.50%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 3 of 18 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Bev Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        71,958
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        71,958
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            71,958
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            1.02%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 4 of 18 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Jonas Partners, L.P.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        31,187
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        31,187
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            31,187
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            0.44%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
             PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                               Page 5 of 18 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            William Ehrman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 AF  PF  OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        6,200
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        301,230
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        6,200
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        301,230
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            307,430
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            4.35%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT
                               Page 6 of 18 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Jonas Gerstl
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 PF   AF   OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                         0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        303,430
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                         0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        303,430
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            303,430
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            4.29%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT
                               Page 7 of 18 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Frederick Ketcher
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 AF   OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        291,530
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        291,530
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            291,530
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            4.12%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT
                               Page 8 of 18 Pages

_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
            Frederick Greenberg
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [x]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 AF   PF   OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                        0
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                        291,530
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                        0
REPORTING      ______________________________________________________________

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                        291,530
_____________________________________________________________________________
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
            291,530
_____________________________________________________________________________
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES **                          [ ]
_____________________________________________________________________________
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            4.12%
_____________________________________________________________________________
    (14)  TYPE OF REPORTING PERSON **
            IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT
                               Page 9 of 18 Pages

	The Schedule 13D, as amended by Amendment No. 1 thereto (the "Schedule 3D"), of (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.P., a Delaware limited partnership and a registered investment adviser ("EGS Partners"), (iii) BEV Partners, L.P., a Delaware limited partnership ("BEV Partners"), (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), (v) William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, (viii) Salvatore P. DiFranco, Jr. and (ix) Jonas Gerstl, relating to the common stock, par value $.0001 per share (the "Common Stock"), issued by Laser-Pacific Media Corporation (the "Company"), is hereby further amended and restated by this Amendment No. 2 to the Schedule 13D as follows:


Item 1.  Security and Issuer.

		This statement relates to the common stock, $.0001 par value (the "Common Stock"), issued by Laser-Pacific Media Corporation, a Delaware corporation (the "Company"), whose principal executive offices are 809 N. Cahuenga Boulevard, Hollywood, California 90038.

Item 2.  Identity and Background.

	(a)	This statement is filed by (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to shares of Common Stock beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to shares of Common Stock held in discretionary accounts managed by EGS Partners, (iii) BEV Partners, L.P., a Delaware limited partnership ("BEV Partners"), with respect to shares of Common Stock beneficially owned by it, (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), with respect to shares of Common Stock beneficially owned by it, (v) William Ehrman, with respect to shares of Common Stock beneficially owned by him and members of his immediate family, EGS Associates, EGS Partners, BEV Partners and Jonas Partners, (vi) Frederic Greenberg, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, BEV Partners and Jonas Partners, (vii) Frederick Ketcher, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, BEV Partners and Jonas Partners, and (viii) Jonas Gerstl, with respect to shares of Common Stock beneficially owned by him and members of his immediate family, EGS Associates, EGS Partners, BEV
Partners and Jonas Partners. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than Reporting Persons are made on information and belief after making inquiry to the appropriate party.

		The general partners of EGS Associates, EGS Partners, BEV Partners and Jonas Partners are William Ehrman, Frederic Greenberg, Frederick Ketcher, and Jonas Gerstl (collectively, the "General Partners").

                               Page 10 of 18 Pages

	(b)	The address of the principal business and principal office of EGS
Associates, EGS Partners, BEV Partners, Jonas Partners and each of the General Partners is 100 E. 42nd St., New York, New York 10017.

	(c)	The principal business of each of EGS Associates, BEV Partners and
Jonas Partners is that of a private investment firm, engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of an investment adviser, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts. The present principal occupations of the General Partners are as general partners of EGS Associates, EGS Partners, BEV Partners, Jonas Partners and The Pharmaceutical/Medical Technology Fund, L.P., a Delaware limited partnership. In addition, each of Messrs. Ehrman, Greenberg, Ketcher and Gerstl are directors of EGS Securities Corp., an affiliated company whose principal business is that of a registered broker-dealer.

	(d)	None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

	(f)	Each of the individuals referred to in paragraph (a) above is a
United States citizen. EGS Associates, EGS Partners, BEV Partners and Jonas Partners are Delaware limited partnerships.


Item 3.  Source and Amount of Funds or Other Consideration.

	The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners, BEV Partners and Jonas Partners is approximately $259,642, $325,273, $245,053 and $198,401, respectively.

The net investment cost of the shares of Common Stock owned directly by Mr. Gerstl and members of his immediate family is approximately $21,106 (excluding commissions).

The net investment cost of the shares of Common Stock owned directly by Mr. Ehrman and members of his immediate family is approximately $35,101 (excluding commissions).

                               Page 11 of 18 Pages

The shares of Common Stock beneficially owned by EGS Associates, EGS Partners, BEV Partners and Jonas Partners are held in commingled margin accounts maintained at Bear, Stearns & Co. Inc., and from time to time may have debit balances. The shares of Common Stock beneficially owned by Mr. Ehrman and members of his immediate family are held in commingled margin accounts maintained at Paine Webber, Incorporated and Bishop, Rosen & Co. and from time to time may have debit balances. The shares owned by Mr. Gerstl and members of his immediate family are held in cash and margin accounts maintained at Morgan Stanley & Co. Incorporated. Since other securities are held in such margin accounts, it is impracticable to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased or sold. Currently, the interest rate charged on the various margin accounts is approximately 5% per annum.

Item 4.  Purpose of Transaction.

The purpose of the acquisition of shares of the Common Stock by the Reporting Persons is for investment. Each may make further purchases of the Common Stock from time to time and may dispose of any or all of the shares of the Common Stock held by it or him at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

(a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based upon 7,068,172 shares outstanding, which is the total number of shares of Common Stock outstanding as of March 29, 1996, as reflected in the Company's quarterly report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") for the fiscal year ended December 31, 1996 (which is the most recent Form 10-K on file).

As of the close of business on April 22, 1996:

EGS Associates owns beneficially 82,166 shares of Common Stock constituting approximately 1.16% of the shares outstanding.

EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 106,219 shares (approximately 1.50% of the shares outstanding) purchased for discretionary accounts managed by it.

BEV Partners owns beneficially 71,958 shares of Common Stock constituting approximately 1.02% of the shares outstanding.

                               Page 12 of 18 Pages

Jonas Partners owns beneficially 31,187 shares of Common Stock constituting approximately 0.44% of the shares outstanding.

Mr. Ehrman owns directly and beneficially through ownership by members of his immediate family 15,900 shares constituting approximately 0.22% of the shares outstanding.

Mr. Gerstl owns directly and beneficially through ownership by members of his immediate family 11,900 shares constituting approximately 0.17% of the shares outstanding.

As of April 22, 1996, neither of Messrs. Greenberg or Ketcher owns directly any shares of Common Stock.

By reason of the provisions of Rule 13d-3 of the Act, each of the General Partners may be deemed to own beneficially the 82,166 shares owned by EGS Associates, the 106,219 shares beneficially owned by EGS Partners, the 71,958 shares beneficially owned by BEV Partners and the 31,187 shares owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, BEV Partners and Jonas Partners are aggregated, they total 291,530 shares of Common Stock, constituting approximately 4.12% of the shares outstanding.

In the aggregate, the Reporting Persons beneficially own a total of 319,330 shares of Common Stock, constituting approximately 4.52% of the shares outstanding.

      (b)(i) Each of EGS Associates, EGS Partners (with respect to shares owned by discretionary accounts), BEV Partners and Jonas Partners has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

       (ii) Mr. Gerstl has the sole power to vote and dispose of the shares owned directly by him and the shared power to vote and dispose of shares owned by members of his immediate family.

       (iii) Mr. Greenberg has the sole power to vote and dispose of the shares owned directly by him and the shared power to vote and dispose of shares owned by members of his immediate family.

(c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock during the period from the 60th day prior to April 22, 1996, by EGS Partners, BEV Partners and Jonas Partners are set forth in Schedules A, B, and C, respectively. All such transactions were open market transactions (except as otherwise indicated) and were effected in the over-the-counter market. During the past sixty (60) days none of Messrs. Ehrman, Greenberg, Gerstl or Ketcher has entered into any transactions in the Common Stock.

                               Page 13 of 18 Pages

(d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

(e) EGS Partners, EGS Associates, Bev Partners, Jonas Partners and Messrs. Ehrman, Greenberg, Ketcher and Gerstl ceased to be the beneficial owners of 5% or more of the Common Stock on April 19, 1996.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Items to be Filed as Exhibits.

1. There is incorporated herein by reference a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Act filed as Exhibit 1 a with the initial Schedule 13D.


                               Page 14 of 18 Pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:

/s/ William Ehrman
William Ehrman individually, as general partner of each of EGS ASSOCIATES, L.P., BEV PARTNERS, L.P. and JONAS PARTNERS, L.P., and as member of EGS PARTNERS, L.P.

/s/ Frederic Greenberg
Frederic Greenberg individually, and as general partner of each of EGS ASSOCIATES, L.P., BEV PARTNERS, L.P. and JONAS PARTNERS, L.P., and as member of EGS PARTNERS, L.L.C.

/s/ Frederick Ketcher
Frederick Ketcher individually, and as general partner of each of EGS ASSOCIATES, L.P., BEV PARTNERS, L.P. and JONAS PARTNERS, L.P., and as member of EGS PARTNERS, L.L.C.

/s/ Jonas Gerstl
Jonas Gerstl individually, and as general partner of each of EGS ASSOCIATES, L.P., BEV PARTNERS, L.P. and JONAS PARTNERS, L.P., and as member of EGS PARTNERS, L.L.C.

                               Page 15 of 18 Pages

                                      Schedule A

                                EGS Partners, L.L.C.

Date of                        Number of shares                     Price per
Transaction                    purchased/(sold)                     share

4/18/96                        (100,000)                            $1.35
4/19/96                        (8,670)                              1.313
4/22/96                        (11,000)                             1.063













                               Page 16 of 18 Pages

                                      Schedule B

                                  Bev Partners, L.P.

Date of                        Number of shares                     Price per
Transaction                    purchased/(sold)                     share

4/19/96                        (9,500)                              $1.313
4/22/96                        (11,000)                              1.063













                               Page 17 of 18 Pages

                                      Schedule C

                                  Jonas Partners, L.P.

Date of                        Number of shares                     Price per
Transaction                    purchased/(sold)                     share

4/19/96                        (2,000)                              $1.313
4/22/96                        (3,000)                               1.063


















                               Page 18 of 18 Pages